UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 14, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held company

CNPJ/MF 02.421.421/0001-11

NIRE 33.300.324.631

MATERIAL FACT

Reverse Split and Split Operation

Fraction Auction Results

TIM S.A. ("Company") (B3: TIMS3 and NYSE: TIMB), in accordance with and for the purposes of the provisions of article 157, paragraph 4, of Law No. 6,404/1976, and CVM Resolution No. 44/2021, in continuity with the Material Facts disclosed on February 24, 2025 and, in particular, on March 27, 2025, which announced the approval at the Annual and Extraordinary Shareholders' Meeting ("AEGM") of the proposal to reverse split all common shares issued by The Company, in the ratio of 100 (one hundred) shares to one (1) share, and subsequent split, so that one (1) grouped share corresponds to one hundred (100) shares, without changing the Company's capital stock ("Transaction"), to the Material Fact of June 2, 2025, to the Notice to Shareholders of July 02, 2025, and to the Material Fact of July 11, 2025, informs its shareholders and the market in general as follows:

That on this date, the auction for the sale of the 22,059,698 common shares, formed from the unification of the fractions of shares resulting from the Transaction, through BTG Pactual CTVM S.A. in B3 S.A. – Bolsa, Brasil, Balcão, was held during the opening auction of the trading session.

The result of the auction, in the total amount of R$ 455,691,275.10 (four hundred and fifty-five million, six hundred and ninety-one thousand, two hundred and seventy-five reais and ten cents), net of costs and fees, equivalent to R$ 20.65718556528 per common share, will be apportioned and distributed proportionally among all holders of the fractional shares, until July 23, 2025 as follows:

(a) Shareholders with complete registration data: the amounts will be deposited in the checking account indicated in the respective shareholder's registration.

(b) shareholders with shares deposited in the Central Depository of B3: the amounts will be credited directly to the Central Depository, which will be responsible for transferring them to the respective shareholder through its custody agent; and

(c) other shareholders not identified or without complete registration data: the amounts will be available to the Company, for the legal period, for receipt by the respective holder upon provision of complete registration data.

The funds allocated to investors (residents and non-residents) may be subject to income tax on any gains, which will be taxed as "net gains", according to current legislation. There may be a case of exemption according to the nature of the investor. Thus, the appropriate tax treatment must be identified directly by the respective shareholders and their advisors.

Rio de Janeiro, July 14, 2025.

TIM S.A.

Alberto Griselli

Chief Executive Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: July 14, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer